COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

RECEIVED
2008 JUN -2 P 1:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 28, 2008

Office of International Corporate Finance [redacted]
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

08002983

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we enclose a copy of the text of a voting rights announcement by DGAP, an affiliate of EquityStory AG, regarding the increase in the voting rights of UBS AG, Zurich, Switzerland in Commerzbank common stock above the 3.0% level to a level of 3.56% as of May 22, 2008. This announcement is published in accordance with the German Securities Trading Act and it may be of interest to holders of Commerzbank securities.

This material is furnished pursuant to Rule 12g3-2(b). If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212) 266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Senior Vice President &
General Counsel (USA)

Jennifer O'Neill
Assistant Cashier

PROCESSED
JUN 04 2008
THOMSON REUTERS

cc: Frau Kristina Kürschner, ZRA Frankfurt
Enclosure

File No. 82-2523

COMMERZBANK

DGAP Voting rights announcement: Commerzbank AG
Release of an announcement according to article 21 (1) WpHG [German Securities Trading Act] (share)

Publication according to Article 26 (1) WpHG

28 Mai 2008
Release of a Voting rights announcement according to article 21 (1) WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

On 27 Mai 2007, UBS AG, Zurich, Switzerland informed us according to article 21 (1) that the voting rights of Credit Suisse Group in Commerzbank AG, Frankfurt am Main, Germany, ISIN: DE0008032004, WKN: 803200, have exceeded the 3% limit of the voting rights on 22 Mai 2008 and as of this date amount to 3.56% (23.374.690 voting rights).

End of Voting rights announcement DGAP regulatory service

Language:	English
Issuer:	Commerzbank AG
	Kaiserplatz
	60261 Frankfurt am Main - Deutschland
WWW:	www.commerzbank.de

End of news DGAP regulatory service

END